Aflac Incorporated 1st Quarter 2014 10-Q
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share
Three Months Ended March 31,

	2014	2013
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$732	$892
Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	454,731	466,462
Dilutive effect of share-based awards	2,968	2,662
Weighted-average outstanding shares used in the computation of earnings per share - diluted	457,699	469,124
Earnings per share:
Basic	$1.61	$1.91
Diluted	1.60	1.90